
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

May 12, 2016

Barry V. Perry
President and Chief Executive Officer
Fortis Inc.
Fortis Place, Suite 1100
5 Springdale Street
St John's, Newfoundland and Labrador
Canada A1E 0E4

> **Re:** **Fortis Inc.**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed May 9, 2016**
> **File No. 333-210261**

Dear Mr. Perry:

We have reviewed your amended registration statement and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to our prior comments are to comments in our May 4, 2016 letter.

Unaudited Comparative Per Share Data, page 185

1. We could not recalculate the following equivalent pro forma combined amounts for the Three Months Ended March 31, 2016:

- Basic earnings per common share; and
- Diluted earnings per common share; and
- Dividends declared per common share; and
- Book value per common share at year end.

Please advise or revise.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551-7689, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: John Reiss, Esq.
       David Johansen, Esq.
       White & Case LLP